Mail Stop 3561

September 15, 2009

Timothy H. Simons, Chief Executive Officer
Crownbutte Wind Power, Inc.
111 5th Avenue NE
Mandan, North Dakota 58554

  Re: Crownbutte Wind Power, Inc.
    Amendment No. 6 to Registration Statement on Form S-1
    Filed September 9, 2009
    File No. 333-156467

Dear Mr. Simons:

  We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please revise your filing to consistently disclose the amount of shares that you have outstanding. In this regard, we note that in The Offering section on page 6, the first paragraph on page 28, the Security Ownership of Certain Beneficial Owners and Management table on page 78 and the Description of Securities section on page 84, you indicate that the current amount of shares outstanding is 26,230,331. However, we also note that in the Consolidated Statement of Operations on page F-3, you state that as of June 30, 2009 you have 26,200,331 shares outstanding.

Certain Relationships and Related Transactions, page 80

2. We note your disclosure in the section entitled, "Note 6 – Related Party Transactions" located on page F-11, that your chief executive officer, Timothy Simons, loaned the company $23,533 during the period ended June 30, 2009. Please revise your Certain

Relationships and Related Transactions section to include information regarding this transaction as required under Item 404(d)(1) of Regulation S-K or advise why it is not appropriate for you to do so.

*　　*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:　　Adam S. Gottbetter, Esq.
　　　　Gottbetter & Partners, LLP
　　　　Via Facsimile